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Wells Fargo Family Wealth

600 California Street, 17th Floor

San Francisco, CA 94108

October 15, 2010

<Name Line1>

<Name Line2>

<Name Line3>

<Name Line4>

<City>, <State> <Zip>

Subject:   Your proxy voting for Wells Fargo Advantage Funds

Dear Shareholder:

On August 25, 2010, the Board of Trustees of Wells Fargo Funds Trust approved several fund mergers subject to the approval by shareholders of each Target Fund.

Because you are a co-trustee for an account that holds one of the Wells Fargo Funds Trust funds listed below, you should have already received notification of the proxy vote.

Target Fund	Target Trust	Acquiring Fund	Acquiring Trust
Wells Fargo Advantage California Municipal Money Market Trust	Wells Fargo Funds Trust	Wells Fargo Advantage California Municipal Money Market Fund	Wells Fargo Funds Trust
Wells Fargo Advantage National Tax-Free Money Market Trust	Wells Fargo Funds Trust	Wells Fargo Advantage National Tax-Free Money Market Fund	Wells Fargo Funds Trust

Upcoming proxy vote

Wells Fargo, as co-trustee for the account, shares proxy voting responsibility with you.  We have an obligation to ensure that the upcoming shareholder votes are impartial, so Wells Fargo has engaged an independent fiduciary to vote all fund shares that Wells Fargo has responsibility to vote.  The independent fiduciary vote will also apply to your proxy shares unless you contact your relationship manager by October 25, 2010 with concerns about the vote.

Continues…

No action is required, if you agree to allow the independent fiduciary to vote your proxy.

We expect the larger asset base of the combined funds to bring enhanced viability and economies of scale to helping you achieve your investment objectives. As always, please contact your relationship manager with any questions you may have.

Sincerely,

/s/ Clyde W. Ostler

Clyde W. Ostler

President, Family Wealth

Additional information and where to find it:

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission. All shareholders are advised to read this Prospectus/Proxy Statement in its entirety because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters.

The target has mailed the Prospectus/Proxy Statement to its shareholders. Shareholders may also obtain a free copy of the Prospectus/Proxy Statement and other documents filed by the acquirer with the Commission at the Commission’s web site at sec.gov. Free copies of the Prospectus/Proxy Statement may also be obtained by directing a request via mail, phone or email to acquirer,        Wells Fargo Advantage Funds, PO Box 8266, Boston, MA 02266-8266, 800-222-8222, wellsfargo.com/advantagefunds.

In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission’s public reference rooms at 100 F Street NE, Washington, DC 20549-0213.

Please call the Commission at 800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at sec.gov.

Participants in the solicitation:

Officers and employees of Wells Fargo Funds Management, LLC, its affiliates or other representatives of the target or acquirer may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the Commission will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the Commission in February 2010.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve

thevalue of your investment at $1.00 per share, it is possible to lose money by investing in a money   market fund. A portion of the Fund's income may be subject to federal, state, and/or local income taxes or the alternative minimum tax (AMT). Any capital gains distributions may be taxable.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit wellsfargo.com/advantagefunds. Read the prospectus carefully before investing.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds® which includes Wells Fargo Funds Trust. Other affiliates of Wells Fargo & Company provide       sub-advisory and other services for the Funds. The Funds are distributed by

Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC,                                                            an affiliate of Wells Fargo & Company.

Wells Fargo Family Wealth provides products and services through Wells Fargo Bank, N.A. and its various affiliates and subsidiaries.

[Wells Fargo Logo]

420 Montgomery Street, 5th Floor

San Francisco, CA 94104

October 15, 2010

<Name Line1>

<Name Line2>

<Name Line3>

<Name Line4>

<City>, <State> <Zip>

Subject:   Your proxy voting for Wells Fargo Advantage Funds

Dear Shareholder:

On August 25, 2010, the Board of Trustees of Wells Fargo Funds Trust approved several fund mergers subject to the approval by shareholders of each Target Fund.

Because you are a co-trustee for an account that holds one of the Wells Fargo Funds Trust funds listed below, you should have already received notification of the proxy vote.

Target Fund	Target Trust	Acquiring Fund	Acquiring Trust
Wells Fargo Advantage California Municipal Money Market Trust	Wells Fargo Funds Trust	Wells Fargo Advantage California Municipal Money Market Fund	Wells Fargo Funds Trust
Wells Fargo Advantage National Tax-Free Money Market Trust	Wells Fargo Funds Trust	Wells Fargo Advantage National Tax-Free Money Market Fund	Wells Fargo Funds Trust

Upcoming proxy vote

Wells Fargo, as co-trustee for the account, shares proxy voting responsibility with you.  We have an obligation to ensure that the upcoming shareholder votes are impartial, so Wells Fargo has engaged an independent fiduciary to vote all fund shares that Wells Fargo has responsibility to vote.  The independent fiduciary vote will also apply to your proxy shares unless you contact your relationship manager by October 25, 2010 with concerns about the vote.

Continues…

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Please see important additional information that follows.

No action is required, if you agree to allow the independent fiduciary to vote your proxy.

We expect the larger asset base of the combined funds to bring enhanced viability and economies of scale to helping you achieve your investment objectives. As always, please contact your relationship manager with any questions you may have.

Sincerely,

/s/ Lidiette F. Ratiani

LidietteF. Ratiani

Senior Vice President

Director, Investment Consulting Products

Additional information and where to find it:

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission. All shareholders are advised to read this Prospectus/Proxy Statement in its entirety because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters.

The target has mailed the Prospectus/Proxy Statement to its shareholders. Shareholders may also obtain a free copy of the Prospectus/Proxy Statement and other documents filed by the acquirer with the Commission at the Commission’s web site at sec.gov. Free copies of the Prospectus/Proxy Statement may also be obtained by directing a request via mail, phone or email to acquirer,        Wells Fargo Advantage Funds, PO Box 8266, Boston, MA 02266-8266, 800-222-8222, wellsfargo.com/advantagefunds.

In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission’s public reference rooms at 100 F Street NE, Washington, DC 20549-0213.

Please call the Commission at 800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at sec.gov.

Participants in the solicitation:

Officers and employees of Wells Fargo Funds Management, LLC, its affiliates or other representatives of the target or acquirer may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the Commission will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the Commission in February 2010.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve

thevalue of your investment at $1.00 per share, it is possible to lose money by investing in a money   market fund. A portion of the Fund's income may be subject to federal, state, and/or local income taxes or the alternative minimum tax (AMT). Any capital gains distributions may be taxable.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit wellsfargo.com/advantagefunds. Read the prospectus carefully before investing.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds® which includes Wells Fargo Funds Trust. Other affiliates of Wells Fargo & Company provide       sub-advisory and other services for the Funds. The Funds are distributed by

Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC,                                                           an affiliate of Wells Fargo & Company.

Wells Fargo Wealth Management provides products and services through Wells Fargo Bank, N.A. and its various affiliates and subsidiaries.